Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$700,000,000 6.350% NOTES DUE 2034

FINAL TERM SHEET

November 27, 2023

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Corporation

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.

Guarantor’s Ticker:	BN

Security:	6.350% Senior Unsecured Notes due January 5, 2034 (the “Notes”)

Format:	SEC registered

Size:	US$700,000,000

Trade Date:	November 27, 2023

Expected Settlement Date:	December 4, 2023 (T+5)

Maturity Date:	January 5, 2034

Coupon:	6.350%

Interest Payment Dates:	January 5 and July 5, commencing July 5, 2024

Price to Public:	100.000%

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Yield:	6.350%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets
Redemption Provisions:

Make-Whole Call:	Prior to October 5, 2033 (three months prior to maturity), treasury rate plus 30 basis points

Par Call:	At any time on or after October 5, 2033 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Use of Proceeds:	Refinance existing indebtedness issued or guaranteed by Brookfield Corporation

CUSIP/ISIN:	11271L AK8 / US11271LAK89

Joint Book-Running Managers[1]:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

[1]	This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc. and Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc.

2

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated November 27, 2023 to the Short Form Base Shelf Prospectus dated September 16, 2022.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Notes will be issued as a separate series of debt securities under a ninth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Ninth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Ninth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

3